MICHAEL L. CASS

3001 Riviera Road	Phone (512) 402-0910
Austin, Texas 78733	Fax (512) 494-4634

February 13, 2008

To:	Board of Directors - Royalite Petroleum Company Inc.
Mr. Logan Anderson
Mr. Bill Tao

From: Mr. Michael Cass

Re:	Resignation as President, Chief Executive Officer and Director of
Royalite Petroleum Company Inc.

     This will serve as notice of my resignation as President, Chief Executive Officer and Director of Royalite Petroleum Company Inc. (the “Company”) effective as of the date above.

     This decision has been based on many factors including the following:

     1) The majority Board’s lack of oil and gas experience and its subsequent inability to assess the merits of programs and projects presented to the Company.

     2) The contentious nature of the Board over the past six months and the Board’s delays to implement important market strategies when presented.

     3) The majority Board’s inability or lack of desire to determine the unique and significant merits of the Green River and Keystone Projects. The overriding votes by both of you to not extend the Company’s option to purchase the projects, especially in the case of the Green River project, has already proven to be a crucial miscalculation on your part and a decision that has denied Royalite’s shareholders, including myself, from benefiting from a World Class play and a “Company maker” as I described the project to you.

     4) The majority Board’s recent decision, without my knowledge, to allow a shareholder to renegotiate the terms of a financing with Mr. Norris Harris under considerably less favorable terms than had previously been agreed to between myself and Mr. Harris. If completed, the revised terms will dilute the existing shareholders, including myself, over 40% more than was previously agreed to. Your unilateral decisions and priorities over the past six months have proven to be an embarrassment to me personally and detrimental to Royalite’s shareholders.

5) The unwillingness of Mr. Anderson, as Royalite’s CFO, to act on my requests and directions as President diminished his effectiveness to assist me and the Company while being compensated as a full time officer. In addition, his long and personal relationship with Worldbid International Corp. continues to drain Royalite’s resources that should be directed to the Company’s oil and gas operations. Mr. Anderson’s close relationship to Worldbid has caused Royalite to a) maintain an unprofitable and non-core asset and b) ignore opportunities to divest the Company as recently as this month.

6) The majority Board’s decision to not make a partial payment in January to Nitra Corporation for my services shows, in my opinion, your lack of insight into the daily contributions I made on behalf of Royalite.

     I have only highlighted a few of the reasons for my resignations and the stark differences of opinions we’ve had and continue to have including the facts and conclusions you have stated in your letter of February 13, 2008.

     As a shareholder, I will continue to closely watch the affects that your lack of oil and gas experience and poor decisions continues to have on the Company. I personally do not believe an accountant and a chemist have any business running an oil and gas Company but this is just another example of the difference of opinions that we’ve had and would have continued to have if I remained President, CFO and a Director for Royalite.

     I hope your ideas, agendas and decisions prove to be profitable for the shareholder’s of Royalite in the future.

/s/ Michael Cass

Michael Cass